Exhibit 1

TSX: CCO NYSE: CCJ	website: cameco.com currency: Cdn (unless noted)

2121 – 11th Street West, Saskatoon, Saskatchewan, S7M 1J3 Canada

Tel: 306-956-6200 Fax: 306-956-6201

Cameco Signs Uranium Supply Agreement with

China Nuclear International Corporation

Saskatoon, Saskatchewan, Canada, November 7, 2022

Cameco (TSX: CCO; NYSE: CCJ) announced that it has signed a uranium supply agreement with the China Nuclear International Corporation, a subsidiary of the China National Nuclear Corporation (CNNC), one of the country’s largest nuclear power operators.

The contract, finalized earlier this year, was marked as part of the China International Import Expo 2022.

“China is counting on nuclear energy to play a major role in its commitment to achieve net-zero emissions, and CNNC is a large and growing part of that effort,” said Cameco president and CEO Tim Gitzel. “Cameco is very pleased to continue increasing our contribution towards the attainment of China’s important climate goals.”

Terms and details of the supply agreement are commercially confidential and will not be disclosed publicly. The contract volumes comprise part of the 50 million pounds that Cameco has added to our long-term uranium contract portfolio so far in 2022.

Profile

Cameco is one of the largest global providers of the uranium fuel needed to energize a clean-air world. Our competitive position is based on our controlling ownership of the world’s largest high-grade reserves and low-cost operations. Utilities around the world rely on our nuclear fuel products to generate safe, reliable, carbon-free nuclear power. Our shares trade on the Toronto and New York stock exchanges. Our head office is in Saskatoon, Saskatchewan.

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Investor inquiries:

Rachelle Girard

306-956-6403

rachelle_girard@cameco.com

Media inquiries:

Veronica Baker

306-385-5541

veronica_baker@cameco.com